PEPCO HOLDINGS, INC.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

The Potomac Electric Power Company Supplemental Executive Retirement Plan (the "Pepco plan") was established, effective July 1, 1986, to provide supplemental retirement benefits to key executives of Pepco. The Pepco plan was amended from time to time thereafter, including amendments to recognize the merger by which Pepco and Conectiv became wholly owned subsidiaries of Pepco Holdings, Inc. (the "Company" or "Pepco Holdings") and to amend the Plan to conform to regulations relating to deferred compensation under the Internal Revenue Code. The Plan is restated herein and is known as the Pepco Holdings, Inc. Supplemental Executive Retirement Plan (the "Plan").

I.   Definitions

1.1   Applicable Form of Benefit - The type of life annuity which will be provided to a Participant receiving benefits under this Plan. The Plan benefit to be paid to a Participant under this Plan shall be paid in the annuity form elected by the Participant with respect to the Participant's benefits under the Applicable Defined Benefit Pension Plan, except that the variable annuity option under the General Retirement Plan is not an annuity form available for payments of benefits under this Plan. If a Participant does elect the variable annuity option under the General Retirement Plan, benefits under this Plan will be paid in the form applicable to the component of the Participant's accrued benefit under the General Retirement Plan which is not payable in the variable annuity form.

1.2   Applicable Defined Benefit Pension Plan - The principal defined benefit pension plan of Pepco Holdings or one of its subsidiaries in which the Participant participates. In the case

of Participants who participate in the General Retirement Plan, such term shall also include participation in the Exempt Surviving Spouse Welfare Plan.

1.3   Committee - The Compensation/Human Resources Committee of the Board of Directors of the Company.

1.4   Company - Pepco Holdings, Inc. or its successor.

1.5   Eligible Executive - An executive who is described in Section 2.1 of this Plan.

1.6   Executive Performance Supplemental Retirement Plan – the Pepco Holdings Inc. Executive Performance Supplemental Retirement Plan.

1.7   Exempt Surviving Spouse's Welfare Plan – the welfare plan by the same name which was sponsored by Pepco prior to the Merger.

1.8   General Retirement Plan – the defined benefit pension plan by the same name which was sponsored by Pepco prior to the Merger.

1.9   Participant - An Eligible Executive who has satisfied the conditions described in Section 2.1 and to whom the provisions of Section 2.2 are not applicable.

1.10   Participation Agreement - The separate agreement with a designated Participant which sets forth the constructive years of Benefit Service which will be credited to the Participant for purposes of determining benefits under the Plan.

1.11   Plan - The Pepco Holdings, Inc. Supplemental Executive Retirement Plan.

1.12   Supplemental Benefit Plan – The Pepco Holdings, Inc. Supplemental Benefit Plan.

Any term which is not defined in this section or any other section of the Plan will have the same meaning as that term has under the Applicable Defined Benefit Pension Plan.

II.   Eligibility and Participation

2.1   Any employee of any Pepco Holdings subsidiary as designated by the Chief Executive Officer of the Company (the Chief Executive Officer to be designated by the Board) shall be eligible to participate in this Plan.

2.2   An employee shall cease to be a Participant in this Plan and shall not be entitled to any benefits hereunder if the employment of such employee is terminated for any reason, other than death, before the later of (i) the date the employee attains age 59, or (ii) the date the employee first attains either his Early Retirement Date or his Normal Retirement Date under the Applicable Defined Benefit Pension Plan.

III.   Retirement Benefits

3.1   This Section 3.1 defines the amount of retirement income which will be paid to a Participant (who terminated employment on or after attaining age 59 for any reason other than death) to supplement other pension benefits. The amount of retirement benefits payable from this Plan in the Applicable Form of Benefit shall be the difference, if any, between (i) the amount of the benefits to which such Participant would be entitled under the provisions of the Applicable Defined Benefit Pension Plan, the provisions of the Executive Performance Supplemental Retirement Plan and the provisions of the Supplemental Benefit Plan (expressed in the Applicable Form of Benefit) had the number of such Participant's years of service used to calculate the benefits under such plans been increased by the additional years of constructive service set forth in such Participant's Participation Agreement, and (ii) the amount of benefits, if any, to which such Participant is otherwise entitled under the Applicable Defined Benefit Pension Plan, the Executive Performance Supplemental Retirement Plan and the Supplemental

Benefit Plan. Notwithstanding the above, in no event will a Participant be granted constructive years of service hereunder which would cause the combination of his actual years of service credited under the Applicable Defined Benefit Pension Plan and his constructive years of service granted hereunder to exceed the lesser of (i) forty (40), or (ii) the number by which the Participant's then current age exceeds twenty-five (25). To the extent that a cost of living adjustment is made to the benefits payable under the Applicable Defined Benefit Pension Plan, a comparable and proportionate adjustment will be made to the benefits payable hereunder.

3.2   The monthly benefit provided to a Participant under Section 3.1 shall commence as of the first day of the month on which such Participant begins receipt of retirement benefits under the Applicable Defined Benefit Pension Plan and shall continue for so long as benefits are payable to such Participant (or his surviving spouse) under such Applicable Defined Benefit Pension Plan.

Notwithstanding the above, if an individual who then qualifies as a "specified employee," as defined in Section 409A(a)(2)(B)(i) of the Internal Revenue Code, incurs a separation from service for any reason other than death and becomes entitled to a distribution from this Plan, as a result of such separation from service, no distribution subject to 409A otherwise payable to such specified employee during the first six (6) months after the date of such separation from service, shall be paid to such specified employee until the date which is one day after the date which is six (6) months after the date of such separation from service (or, if earlier, the date of death of the specified employee).

3.3   Death Benefits - This Section 3.3 defines the amount of death benefits, if any, which will be paid to the surviving spouse of a Participant who dies while employed by the Company. In order to receive death benefits hereunder, a surviving spouse must have been

legally married to the Participant for at least one (1) year prior to the Participant's death and the sum of the Participant's actual years of service used to calculate the benefits under the Applicable Defined Benefit Pension Plan and constructive years of service granted herein must equal at least ten (10) years. The amount of death benefits payable from this Plan shall be the difference, if any, between (i) (a) the amount of the death benefits to which such surviving spouse would have been entitled under the provisions of the Applicable Defined Benefit Pension Plan, the provisions of the Executive Performance Supplemental Retirement Plan and the Supplemental Benefit Plan (expressed as a single life annuity) had the number of years of service used to calculate the benefits under the Applicable Defined Benefit Pension Plan been increased by the additional constructive years of service set forth in such Participant's Participation Agreement, and (b) the amount of the benefits to which such surviving spouse would otherwise be entitled under such plans.

     3.4   The monthly death benefit provided to a surviving spouse under Section 3.3 shall commence as of the first day of the month on which such surviving spouse begins receipt of death benefits under the Applicable Defined Benefit Pension Plan and shall continue for so long as benefits are payable to such surviving spouse under such plan.

     3.5   <u>Loss of Benefits</u>

     (a)   Notwithstanding any other section of this Plan, if a Participant is discharged by the Company because of misfeasance, malfeasance, dishonesty, fraud, misappropriation of funds, or commission of a felony, or if the Committee determines that the Participant has made a material misrepresentation regarding the amount or nature of any pension, retirement or deferred compensation benefits resulting from Participant's prior employment, such Participant's rights to any benefit under this Plan shall be forfeited.

(b)   If during his employment with the Company or after the Participant has ceased to be employed by the Company, and after providing him an opportunity to be heard, following 30 days written notice, sent by registered mail, return receipt requested, the Committee finds that such Participant has used or is using trade secrets or other confidential, secret or proprietary information gained while in the employ of the Company in a manner which is, or is likely to be detrimental to the best interests of the Company, the Committee shall notify such Participant of such findings and stop all current and future distributions of his interest hereunder. If within one year of the date or such notice, it is determined by the Committee upon proof submitted by such Participant that he has ceased to so use such information and the Company's loss from such Participant's past and future improper use of such information is likely to be insubstantial in proportion to the future loss of his benefit hereunder, the Committee may reinstate him; and, if payment of his retirement income has stopped, it shall be resumed. If he is not reinstated within one year of such notice, the Committee shall cancel his interest hereunder.

3.6   Facility of Payment - If the Committee shall find that any person to whom a benefit is payable is unable to care for his affairs because of illness or accident, any payment due hereunder (unless a prior claim therefor shall have been made by a duly appointed guardian, committee, or other legal representative) may be paid to the spouse, a child, children, a parent, or a brother or sister, or to any person deemed by the Company to have incurred expense for such person otherwise entitled to payment. Any such payment shall be a complete discharge of all liability under the Plan therefor.

3.7   Payment of Benefits Upon Change in Control

(a)   Notwithstanding any other provisions of the Plan except Section 3.5, if a Participant terminates employment before the later of (i) the date the employee attains age 59, or (ii) the date

the employee first attains either his Early Retirement Date or his Normal Retirement Date under the Applicable Defined Benefit Pension for any reason other than death following the occurrence of an event described in subsection (b) of this Section 3.7, the entitlements of such Participant under the Plan shall be paid to him in a lump sum within thirty (30) days of the date of his termination of employment. The amount of such lump sum payment shall be computed in two steps. Under the first step, a calculation will be made of the monthly annuity payments to which such Participant would otherwise have been entitled under the provisions of Sections 3.1 and 3.2 of the Plan based upon (a) the service performed by the Participant through the date of such termination of employment, plus (b) the additional years of constructive service set forth in such Participant's Participation Agreement (hereinafter collectively referred to as "Aggregate Service") under the assumptions that (i) the Participant was scheduled to commence receipt of benefits under this Plan as of the earliest date on which the Participant could receive benefits under the Applicable Defined Benefit Pension Plan that were not subject to the early retirement reduction factor described in such plan determined as if such Participant's years of Vesting Service under the Applicable Defined Benefit Pension Plan equaled his Aggregate Service and (ii) this Plan did not contain any minimum age requirement as to eligibility for receipt of benefits. Under the second step, such monthly annuity payments will be discounted to their present value as of the date of the Participant's termination of employment using the Pension Benefit Guaranty Corporation's immediate payment interest rate in effect on the date of the Participant's termination of employment plus one-half of one percent (1/2%).

(b)   The provisions of subsection (a) of this Section 3.7 shall apply in the event that (i) any "person" (as such term is used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), other than a trustee or other fiduciary holding

securities under an employee benefit plan of the Company or a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 35% or more of the combined voting power of the Company's then outstanding securities; or (ii) during any period of twelve (12) consecutive months (not including any period prior to the adoption of this Plan), individuals who at the beginning of such period constitute the Board of Directors of the Company and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clause (i) or (iii) of this subsection (b)) whose election by the Board of Directors of the Company or nomination for election by the Company's stockholders was approved by a vote of a majority of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof or (iii) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, the stockholders of the Company approve a plan of complete liquidation of the Company, or the stockholders of the Company approve an agreement for the sale or disposition by the Company of all or substantially all the Company's assets.

IV. **Administration of the Plan**

4.1   Administration - The Compensation/Human Resources Committee of the Board of Directors shall administer the Plan.

(a) The Committee shall have the sole, exclusive authority to interpret and construe the provisions of this Plan, to decide any disputes which may arise with regard to the rights of employees under the terms of this Plan, to give instructions and directions necessary hereunder and, in general, to direct the administration of the Plan. All fees, salaries, and other costs incurred in connection therewith shall be paid by the Company.

(b) The Committee shall keep or cause to be kept, records containing all relevant data pertaining to Participants and their rights under this Plan, and is charged with the primary duty of seeing that each Participant receives the benefits to which he may be entitled under this Plan.

4.2   Accounts and Reports - The Company and its officers, employees and directors or designees and the Committee shall be entitled to rely upon all tables, valuations, certificates and reports furnished by any actuary selected by the Committee; upon all certificates and reports made by any accountant selected by the Committee; and upon all opinions given by any legal counsel selected by the Committee; and the Company and its officers and directors or designees and the Committee shall be fully protected in respect of any action taken or suffered by them in good faith in reliance upon any tables, valuations, certificates, reports, opinions, or other advice furnished by any such actuary, accountant, or counsel; and all action so taken or suffered shall be conclusive upon each of them and upon all Participants of the Plan.

4.3   Expenses of Administration - All expenses shall be paid by the Company.

4.4   Liability - The Company, the Board of Directors, the Committee, officers and employees shall incur no liability for any action taken in good faith in connection with the

administration of this Plan. The Company may provide all appropriate and necessary insurance to render the aforesaid harmless from any and all liability incurred in their duties.

V.   Funding

5.1   Company Contributions - No assets of the Company shall be set aside or earmarked or placed in trust or escrow for the benefit of any Participant to fund the Company's obligations which may exist under the Plan; provided, however, that the Company may establish a grantor trust to hold assets to secure the Company's obligations to the Participants under this Plan if the establishment of such a trust does not result in the Plan being 'funded' for purposes of the Internal Revenue Code of 1986, as amended. Except to the extent provided through a grantor trust established under the provisions of the preceding sentence, all payments under this Plan shall be made out of the Company's general revenue and a Participant's right to payments shall be solely that of an unsecured general creditor of the Company.

5.2   Employee Contributions - No Participant shall be required or permitted to make any contribution to the Plan.

VI.   Miscellaneous

6.1   Limitation of Responsibility - Neither the establishment of the Plan, any modifications thereof, nor the payment of any benefits shall be construed as giving to any Participant or other person any legal or equitable right against the Company, (the Board of Directors, the Committee, or any officer or employee) except as herein provided; and in no event shall the other terms of employment of any employee be modified or in any way affected thereby.

6.2   Restrictions on Alienation and Assignment - Except as any of the following provisions may be contrary to the law of any state having jurisdiction in the premises, no Participant, or beneficiary shall have the right to assign transfer, hypothecate, encumber, commute or anticipate his interest in any payments under this Plan, and such payments shall not in any way be subject to any legal process to levy upon or attach the same for payment of any claim against any Participant, or beneficiary.

6.3   Failure to Claim Amounts Payable under the Plan - In the event that any amount shall become payable hereunder to any person or, upon his death, to his surviving spouse and if after written notice from the Committee mailed to such person's last known address as shown in the Company's records, such person or his personal representative shall not have presented himself to the Committee within six months after mailing of such notice, the Committee may, but it is not required to, determine that such person's interest in the Plan has terminated, which determination shall be conclusive upon all persons provided, however, in lieu of the foregoing, the Committee may in its sole discretion apply to a court of competent jurisdiction for direction as to the distribution of such amount.

6.4   Right of the Company to Dismiss or Demote Employees - Neither the action of the Company in establishing this Plan nor any action taken by it under any provisions of this Plan shall be construed as giving to any employee of the Company the right to be retained in any specific position or in its employ in general or any right to any retirement income or benefit or to any payment whatsoever, except to the extent of the benefits which may be provided for by the express provisions of this Plan. The Company expressly reserves the right at any time, to dismiss, demote or reduce the compensation of any employee without incurring any liability for any claim against itself for any payment whatsoever.

6.5   <u>Amendment and Termination</u> - Nothing in this Plan shall be deemed to limit the Company's right, by resolution of the Board of Directors of the Company, to amend, modify or terminate the Plan at any time and for any reason except that no such amendment, modification or termination shall serve to decrease the benefits set forth in a Participant's Participation Agreement, other than by operation of Section 3.5 or by operation of an involuntary termination of employment under the rights reserved to the Company in Section 6.4.

6.6   <u>Laws to Govern</u> - The provisions of this Plan shall be construed, administered, and enforced according to the laws of the District of Columbia.

IN WITNESS WHEREOF, the Company has caused this restated version of the Plan to be signed effective this 6th day of January, 2006, which restated version reflects all modifications made to the Plan through the date of execution.

ATTEST   PEPCO HOLDINGS, INC.

By /s/ ELLEN S. ROGERS   By /s/ D. R. WRAASE
     Corporate Secretary   Chief Executive Officer